Exhibit 99.1

FOR IMMEDIATE RELEASE

Bladex co-arranges a US$60 million long-term A/B Senior Club Loan for

Banco Financiera Comercial Hondureña S.A. (Honduras)

Panama City, Republic of Panama, August 31, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”; NYSE: BLX) announced the closing of a US$60 million long-term A/B loan with Banco Financiera Comercial Hondureña S.A. (“Banco Ficohsa”). Established in 1991, Banco Ficohsa is the largest bank in Honduras in terms of assets, capital and net earnings. The bank is controlled by Grupo Financiero Ficohsa, a Central American financial group with operations in Honduras, Guatemala, Panama, Nicaragua and the United States of America.

The loan was structured as a club deal between Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (“FMO”), the Dutch development bank, and Bladex, which together acted as Joint Lead Arrangers. The transaction comprises a US$30 million 7-year FMO A-loan and a US$30 million 5-year Bladex B-loan (the “A/B Loan” or the “Facility”).

Camilo Atala, Chief Executive Officer of Grupo Financiero Ficohsa, stated: “We are honored and thankful for the trust FMO and Bladex have placed in us and we are proud to have secured a credit facility to contribute to Honduras´ economic development. Banco Ficohsa seeks to enhance the commercial relationships between Honduras and recognized international financial institutions, in particular for renewable energy projects and the growth of small and medium enterprises.”

The transaction strengthens Banco Ficohsa’s relationship with Bladex and FMO and provides the bank with access to long-term cross-border financing to support the growth of its loan portfolio.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are very pleased to have worked together with FMO in arranging this important Facility for an institution like Banco Ficohsa, which in recent years has become the largest bank in Honduras, and part of a financial group with presence in several countries in Central America, including Panama. Apart from being able to provide long-term funding to Banco Ficohsa, we are happy to be partnering up once again with a distinguished institution like FMO to support the growth of our clients in Latin America."

Nanno Kleiterp, Chief Executive Officer of FMO, said: “This transaction further strengthens FMO’s strategic relationship with Banco Ficohsa as well as our valued partnership with Bladex. Through its investments in the renewable energy sector as well as in SMEs, Banco Ficohsa contributes to sustainable economic growth in Honduras, which we are proud to support. FMO is especially pleased with the progress the bank is making on managing environmental and social risks. We are committed to continue supporting these efforts at Banco Ficohsa and in the Honduran banking sector in general.”

The success of this transaction continues to demonstrate Bladex’s commitment to supporting its clients with tailor-made financing solutions.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama